Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Forms Strategic Alliance with Yoga Automation Private
Limited to Improve Network Intelligence and Flexibility in India

 Global Leader in Smart Building Automation to Provide RiT’s Converged Infrastructure
Mangement and Physical Connectivity Solutions

Tel Aviv, Israel – November 18, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of converged infrastructure management solutions that enable companies to maximize the utilization and security of their network infrastructure announced today that it has entered into a strategic alliance with Yoga Automation Private Limited (Yoga), a leader in smart building automation, to provide RiT’s solutions locally in India, with a several USD millions sales commitment.   This collaboration will enable the parties to offer immediate access and availability to RiT’s products, services and support through Yoga's offices and logistic centers in Mumbai, Bangalore, New Delhi and Ahmedabad.  As a result, RiT will be positioned to achieve wider market exposure of enterprise, carrier, and data center customers. According to Gartner, “India’s spending on IT infrastructure is expected to reach $72.3 Billion in 2016, with IT budgets growing at 11.7 percent, compared with the world average of one percent.”

“The significance of RiT’s strategic agreement with Yoga is that it allows us to act as a local company, enabling us to effectively provide sales and support services closer to our customers,” says Assaf Skolnik, VP Regional Sales at RiT. “Yoga’s market and technology leadership, combined with our advanced converged infrastructure management and physical connectivity solutions, will enable India’s enterprises to improve data center agility, optimize capacity, reduce downtime, enforce best-practice policies and reduce operational costs.”

“This strategic alliance is a result of our shared vision of how smart technology can improve efficiency for IT infrastructure to improve productivity and create competitive advantage for Indian enterprises,” said Kamlesh Avasare, Director Sales with Yoga Automations Private Limited. “RiT’s set of wide range of solutions is enabling IoT to the data center.”

RiT's converged infrastructure management enable users to centrally plan, map and automate communications and IT infrastructure planing to maximize utilization, reliability and security of the network, while minimizing unplanned downtime.  These solutions include full visibility of network configurations, work flow management, asset utilization, environment and power IT consumption, and track the exact location of all IP-based equipment automatically.  RiT’s high performance, end-to-end structured cabling solutions include high quality cables, outlets, connectors, patch panels and adapters suited for next-generation networks.

Yoga Automations Private Limited solutions include a cloud-based Internet of Things(IoT) platform for smart homes and smart building automation and as Access floors solution for data centers. Already installed at Indiabulls (www.indiabulls.com) and Edelwiess (www.edelweissfin.com), two of India’s leading financial services companies, Yoga boasts 10% market presence in India in Automation and 25% Access Floors.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About Yoga Automation Private Limited
YOGA Automation specializes in Automation of lightings, air conditioning, multimedia, security systems, and access controls via Mobile and Web applications using neural network technologies.

Yoga provides automation and security solutions to Residential and Commercial and bring world class technology and rich experience in this domain including strong access to Data Centers in the Indian market based on our Access Floors product.

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT  offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solutions includes IIM - Intelligent Infastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions,  telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:

Kobi Haggay VP Products and Marketing M: +972.54.4338382 kobi.haggay@rittech.com www.rittech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com